THE TOTAL NUMBER OF PAGES CONTAINED IN THIS REPORT IS 20.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2002

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of registrant's name into English)

Bandera 84, sixth floor, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

NY3:#7285644v1
02/8/02

This report consists of (i) a press release announcing the Company's fourth quarter 2001 and full year results and (ii) a press release announcing the impact of Argentine devaluation.

CCU

Desde 1850

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Carlos Mendoza
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2001 AND FULL YEAR RESULTS

FOURTH QUARTER

Revenues Up 0.6%, Operating Income Down 11.7%, EBITDA(1) Down 7.7%

Net Income Down to US$ 0.28 per ADR

FULL YEAR

Revenues Up 5.0%, Operating Income Up 7.2%, EBITDA(1) Up 5.7%,

Net Income Up 44.7% to US$ 0.92 per ADR

(Santiago, Chile, February 5, 2002) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and twelve-month period ended December 31, 2001. All US$ figures are based on the exchange rate effective December 31, 2001 (US$ 1.00 = Ch$ 654.79).

COMMENTS FROM THE CEO

We are not pleased with the fourth quarter results. They were influenced by the political and economic instabilities in Argentina and the slower consumption in Chile. In Argentina, the restrictions on cash withdrawal that affected consumption and the recent devaluation of the local currency, negatively impacted CCU's results. In Chile, gross margins were hurt by the

(1) Operating income plus depreciation and operating amortization

depreciation of the Chilean peso that increased raw material costs, by the price deterioration in soft drinks and the decrease in beer volumes as a result of the price increase carried out last September.

Even though 2001 was a difficult year, both in Chile and Argentina, we are pleased with the results of the whole year. CCU was able to grow volumes, revenues, EBITDA, operating income and net income by 1.9%, 5.0%, 5.7%, 7.2% and 44.7% respectively, during 2001. These positives results were possible due to the costs and expenses reduction program undertaken by the Company, the products and packaging innovations introduced by the different business segments, and the constant efforts of CCU to reach operational excellence and to grow the equity of each one of its brands. Finally, the increase in net income is mainly explained by the sale of the shares that the Company held of the Peruvian brewery Backus & Johnston.

During 2001, the Strategic Plan 1999-2001 was completed. Continuing with this process, CCU's Board of Directors approved, last December, the new Strategic Plan for the years 2002-2004 that will be presented in CCU's 2001 Annual Report. This plan is based in three Strategic Concepts: Profitability, Growth and Sustainability, establishing the main foundations over which CCU will continue its development in the future.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'01 Total revenues increased 0.6% to Ch$101,194million (US$154.5 million) as a result of 2.1% higher average prices, which is mainly the result of higher prices in beer in Chile, and a decrease of 1.6% in consolidated volumes. Consolidated volumes decrease is explained by declines of 8.4% in Beer Argentina, 6.4% in Beer Chile, 2.1% in mineral water and 2.3% in soft drinks which were partially offset by a 52.3% growth in domestic wine, 36.5% in nectars and 32.8% in export wine.


Q4'01 SEGMENT CONTRIBUTION
TO NET SALES
16.7%
0.2%
40.0%
30.0%
13.1%
Beer - Chile
Beer - Argentina
Soft Drinks & Mineral Water
Wine
Others

FULL YEAR Accumulated revenues increased 5.0% and amounted to Ch$343,562 million (US$524.7 million).

Revenues by Segment

	Q4 (US$MM)				
	2000		**2001**		% Chg.
Beer - Chile	62.4	40.6%	**61.8**	**40.0%**	-0.9%
Beer - Argentina	24.0	15.6%	**20.2**	**13.1%**	-15.6%
Soft Drinks & Mineral Water	48.0	31.2%	**46.4**	**30.0%**	-3.3%
Wine	19.2	12.5%	**25.9**	**16.7%**	35.0%
Others	0.1	0.1%	**0.2**	**0.2%**	77.9%
TOTAL	153.6	100.0%	**154.5**	**100.0%**	0.6%
	Full Year (US$MM)				
	2000		**2001**		% Chg.
Beer - Chile	188.6	37.7%	**188.8**	**36.0%**	0.1%
Beer - Argentina	74.5	14.9%	**78.3**	**14.9%**	5.1%
Soft Drinks & Mineral Water	153.5	30.7%	**154.7**	**29.5%**	0.8%
Wine	82.7	16.5%	**102.2**	**19.5%**	23.7%
Others	0.4	0.1%	**0.6**	**0.1%**	60.2%
TOTAL	499.7	100.0%	**524.7**	**100.0%**	5.0%

GROSS PROFIT

Q4'01 Decreased 1.6% to Ch$55,630 million (US$85.0 million) as a result of higher Cost of goods sold. **Cost of goods sold** increased by 3.4% to Ch$45,564 million (US$69.6 million) as a result of higher direct costs in the Chilean and Argentine beer divisions explained by the higher exchange rate in Chile during the quarter, along with a higher mix of one way packaging in these operations, and a higher weight of wine in the product mix. Consolidated gross margin decreased by 1.2 percentage points to 55.0%.

FULL YEAR Increased 2.8% to Ch$175,025million (US$267.3 million) and consolidated gross margin decreased by 1.1 percentage points to 50.9%.

OPERATING RESULTS

Q4'01 Decreased 11.7% to Ch$19,107 million (US$29.2 million) due to a 1.6% lower gross profit and 4.6% higher SG&A. **Selling General & Administrative Expenses** increased from Ch$34,905 million (US$53.3 million) in Q4'00 to Ch$36,523 million (US$55.8 million) this quarter mainly as a result of higher expenses in the wine division due to higher salaries, marketing and transportation expenses as a result of higher sales volumes for this segment and higher marketing expenses in the Chilean beer division. These increases were partially compensated by lower salaries in the other three business segments. Consolidated operating margin for the period decreased from 21.5% to 18.9%.

FULL YEAR Increased 7.2% to Ch$43,652million (US$66.7 million). Operating margin increased by 0.3 percentage points to 12.7%.

Q4 Operating Income and Operating Margin by Segment

	Q4 Operating Income (US$ million)			Q4 Operating Margin	
	2000	**2001**	**% Chg**	2000	**2001**
Beer – Chile	20.8	**19.1**	**-8.3%**	33.4%	**30.9%**
Beer - Argentina	1.2	**-1.4**	**NM**	4.9%	**-6.8%**
Soft Drinks & Mineral Water	8.0	**6.8**	**-14.5%**	16.6%	**14.7%**
Wine	0.9	**2.1**	**133.6%**	4.7%	**8.1%**
Others	2.2	**2.6**	**16.7%**	30.8%	**32.8%**
TOTAL	33.0	**29.2**	**-11.7%**	21.5%	**18.9%**

Full Year Operating Income and Operating Margin by Segment

	Full Year Operating Income (US$ million)			Full Year Operating Margin	
	2000	**2001**	**%Chg**	2000	**2001**
Beer – Chile	42.7	**43.4**	**1.6%**	22.6%	**23.0%**
Beer - Argentina	-8.6	**-10.4**	**-21.2%**	-11.5%	**-13.3%**
Soft Drinks & Mineral Water	14.2	**13.7**	**-3.5%**	9.2%	**8.8%**
Wine	8.2	**14.4**	**75.3%**	9.9%	**14.1%**
Others	5.7	**5.7**	**-1.0%**	26.8%	**22.2%**
TOTAL	62.2	**66.7**	**7.2%**	12.4%	**12.7%**

EBITDA RESULT

Q4'01 EBITDA decreased by 7.7% to Ch$29,114 million (US$44.5 million) while consolidated EBITDA margin for the period decreased by 2.6 percentage points to 28.8%.


Q4'01 SEGMENT CONTRIBUTION
TO EBITDA
6.7%
6.9%
25.9%
56.6%
3.8%
Beer - Chile
Beer - Argentina
Soft Drinks & Mineral Water
Wine
Others

FULL YEAR Amounted to Ch$84,235 million (US$128.6 million), 5.7% higher than the same period for 2000. Consolidated EBITDA margin increased by 0.2 percentage points reaching 24.5%.

<u>Q4 EBITDA and EBITDA Margin by Segment</u>

	Q4 EBITDA (US$ million)			Q4 EBITDA margin	
	2000	**2001**	**% Chg**	2000	**2001**
Beer - Chile	27.2	**25.2**	**-7.3%**	43.5%	**40.7%**
Beer - Argentina	4.5	**1.7**	**-62.8%**	18.8%	**8.3%**
Soft Drinks & Mineral Water	12.2	**11.5**	**-5.5%**	25.4%	**24.9%**
Wine	1.7	**3.0**	**79.9%**	8.7%	**11.6%**
Others	2.6	**3.1**	**17.2%**	36.6%	**39.1%**
TOTAL	48.2	**44.5**	**-7.7%**	31.3%	**28.8%**

Full Year EBITDA and EBITDA Margin by Segment

	Full Year EBITDA (US$ million)			Full Year EBITDA margin	
	2000	**2001**	**% Chg**	2000	**2001**
Beer - Chile	67.4	**67.8**	**0.5%**	35.7%	**35.9%**
Beer - Argentina	4.3	**4.9**	**NM**	5.7%	**6.3%**
Soft Drinks & Mineral Water	31.4	**30.6**	**-2.5%**	20.5%	**19.8%**
Wine	11.2	**17.8**	**58.9%**	13.5%	**17.4%**
Others	7.4	**7.6**	**2.3%**	34.7%	**29.7%**
TOTAL	121.7	**128.6**	**5.7%**	24.3%	**24.5%**

NON-OPERATING RESULTS

Q4'01 Decreased to a loss of Ch$7,288 million (US$11.1 million) from a loss of a Ch$3,807 million (US$5.8 million) in Q4'00. The decrease in non-operating results is mainly explained by:

- ***Price level restatement*** decreased from a Ch$81 million (US$0.1 million) loss to a Ch$3,707 million (US$5.7 million) loss in Q4'01. This higher loss is mainly explained by Ch$2,024 million (US$3.1 million) as a consequence of the devaluation in Argentina and by the effect of revalorization of inventories denominated in US$ dollars in Chile, due to a decrease of 5.8% in the exchange rate during Q4'01 compared to an increase of 1.8% in Q4'00.

- ***Net other non-operating income/expenses*** decreased from a loss Ch$1,536 million (US$2.3 million) to a loss of Ch$2,062 million (US$3.1 million) as a result of higher non-operating expenses which were partially compensated by a higher non-operating income. Non-operating income increased from Ch$676 million (US$1.0 million) in Q4'00 to Ch$867 million (US$1.3 million) this quarter mainly due to the contribution of Viña San Pedro to the joint venture with Château Dassault, which was partially compensated by a lower income in the sale of fixed assets. Non-operating expenses increased from Ch$2,212 million (US$3.4 million) in Q4'00 to Ch$2,929 million (US$4.5 million) this quarter mainly as a consequence of the write-off of fixed assets.

- ***Net financial expenses*** decreased from Ch$992 million (US$1.5 million) in Q4'00 to Ch$340 million (US$0.5 million) this quarter mainly as a result of lower interest expenses due to both, a lower level of debt and lower interest rates, which were partially compensated by a lower financial income. On the other hand, financial income decreased as a result of lower interest rates when compared to last year.

FULL YEAR Amounted to a Ch$3,663 million gain (US$5.6 million) versus a Ch$8,257 million loss (US$12.6 million) in 2000. This increase is mainly explained by the sale of the shares that the Company held of the Peruvian brewery Backus & Johnston.

NET INCOME

Q4'01 Decreased by Ch$3,755 million (US$5.7 million) to a gain of Ch$11,671 million (US$17.8 million) as a result of a lower operating income and lower non-operating result which were partially compensated by lower income tax provisions. Income tax provisions decreased by Ch$2,266 million (US$3.5 million) when compared with last year, mainly explained by the decline in income before taxes and by the effect in tax provisions as a consequence of a lower Chilean peso depreciation in December when compared with September.

FULL YEAR Increased 44.7% to Ch$38,377 million (US$58.6 million) due to 7.2% higher operating results and a Ch$11,919 million (US$18.2 million) increase in non-operating results, which were partially compensated by a higher minority interest.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segment. Revenues for each business segment have been categorized according to those derived from the core beverage products and to those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro rata to the individual business segments based on volume sales, number of employees and certain allocations for minority participation.

(** Note: the comments below regarding volumes and pricing refer to Q4'01.)

BEER CHILE

Revenues decreased by 0.9% to Ch$40,468 million (US$61.8 million), mainly as a result of a 6.4% decrease in volumes partially compensated by 5.7% higher average prices due to a price increase carried out in September.

Operating Income decreased by 8.3%to Ch$12,501 million (US$19.1 million) mainly as the result of higher SG&A and cost of goods sold. Cost of goods sold increased 1.2% to Ch$15,382 million (US$23.5 million), representing 38.0% of sales, mainly due to higher raw material costs as a result of a higher weight of non-returnable formats in the packaging mix and higher exchange rates that affected unit cost in Chilean pesos. These cost increases were partially offset by lower depreciation and maintenance. SG&A increased by 4.9% to Ch$12,586 million (US$19.2 million) mainly as a result of higher marketing expenses. Operating margin decreased from 33.4% to 30.9%.

EBITDA Operating cash generation decreased by 7.3% to Ch$16,487 million (US$25.2 million), while EBITDA margin decreased 2.8 percentage points to 40.7%.

Comments Volumes during the quarter were negatively affected by the average price increase of 6% carried out in September, in addition to the higher prices of Escudo and Dorada, and the slower than expected Chilean economy recovery. Also, the significant currency devaluation that took place during the quarter increased direct costs. In spite of these facts and maintaining a strong commitment to our ACC Plan, we remained active towards launching new formats and products such as Orange Stones, an orange flavored low alcohol content beer, which is a brand extension of the Stones category. During the quarter we also renewed Royal Guard's image to compete better in the premium segment.

BEER ARGENTINA

Revenues decreased 15.6% to Ch$13,248 million (US$20.2 million), due to 12.7% lower prices measured in Chilean pesos and a 6.7% decline in volumes. In Chilean pesos, average price decreased as a result of foreign exchange rate fluctuations when converting from Argentine pesos to Chilean pesos. However, in Argentine pesos prices decreased by 3.1%.

Operating Income decreased from a Ch$762 million (US$1.2 million) gain to Ch$907 million (US$1.4 million) loss as a result of lower revenues and higher cost of goods sold and SG&A as a percentage of revenues. In Argentine pesos, costs of goods sold increased 6.4% due to higher direct costs, explained by the higher weight of one way packaging in the product mix, maintenance cost and depreciation. SG&A, measured in the same currency, increased as a result of higher marketing expenses.

EBITDA Cash generated from the operation reached a positive flow of Ch$1,098 million (US$1.7 million) while EBITDA margin was 8.3%.

Comments Over the quarter and mainly during December, volumes were affected by the restrictions on cash withdrawals for the consumers and in general by the unstable political and economic situations. With this in mind, and to be better prepared to handle the tough economic perspectives, after the devaluation of the Argentine peso, we began implementing more drastic cost reduction initiatives.

SOFT DRINKS & MINERAL WATER

Revenues decreased by 3.3% to Ch$30,380 million (US$46.4 million) due to 2.6% lower real prices and 0.7% lower volumes. Specifically, nectar Watt's grew 36.5% while soft drinks and mineral water volumes in Chile decreased 2.3% and 1.0% respectively. Average real price for the segment decreased mainly as a consequence of lower real prices in soft drinks and nectars, due to the absence of nominal price increases to adjust prices according to inflation, which were partially compensated by higher real prices for mineral water due to the higher weight of smaller formats in the product mix and lower discounts.

Operating Income decreased from Ch$5,209 million (US$8.0 million) in Q4'00 to Ch$4,453 million (US$6.8 million) this quarter, as a result of lower revenues which were partially compensated by lower cost of goods sold and SG&A. Cost of goods sold increased as a percentage of sales by 1.0 points to 49.4% or Ch$15,007 million (US$22.9 million) mainly due to higher depreciation and direct costs of mineral water. SG&A increased this quarter as a percentage of sales mainly as a result of higher depreciation, partially offset by lower salaries. Operating margin decreased from 16.6% to 14.7% in Q4'01. Both increases in depreciation were a one-time effect.

EBITDA Operating cash generation decreased by 5.5% from Ch$7,986 million (US$12.2 million) to Ch$7,550 million (US$11.5 million) in Q4'01. Accordingly, EBITDA margin for the quarter was 24.9%.

Comments Nectars had a great performance, increasing its volumes by 36.5% when compared to the same period of last year. First preference indicator for soft drinks increased from 17.1% during Q4'00 to 20.1% in Q4'01 and from 63.6% in Q4'00 to 66.8% in Q4'01 for Cachantun. The mineral water operation in Argentina was transferred last November.

WINE

Revenues increased by 35.0% to Ch$16,935 million (US$25.9 million) due to 43.0% higher volumes that were partially offset by 7.3% lower average prices. Export wine revenues grew 34.7%, comprising 32.8% higher volumes and 1.4% higher real prices in Chilean pesos due to the effect of higher foreign exchange rates. Domestic wine revenues increased by 28.5% comprising a 52.3% increase in volumes and a 15.6% decrease in prices after passing to consumers lower raw material costs.

Operating Income increased by 133.6% to Ch$1,371 million (US$2.1 million) mainly as a result of higher revenues which were partially compensated by higher cost of goods sold and higher SG&A. Cost of goods sold increased 24.9%, however, as a percentage of sales decreased from 68.6% to 63.5% in Q4'01, mainly due to lower raw material costs. SG&A rose 43.9% mainly as a result of higher salaries, marketing expenses and higher general expenses primarily originated by the direct sales force in Viña del Mar and Santiago. Accordingly, operating margin increased from 4.7% to 8.1%.

EBITDA EBITDA increased by 79.9% to Ch$1,962 million (US$3.0 million) while EBITDA margin increased by 2.9 percentage points to 11.6%.

Comments Over the quarter our wine division had an outstanding performance, increasing considerably its sales volume for both, domestic and export markets. As a result domestic market share increased from 13.1% in Oct/Nov 2000 to 16.7% in Oct/Nov 2001 according to the last Nielsen measurement. An important factor that directly affected the growth in the domestic market was the implementation of a direct sales force for Viña del Mar and Santiago in November 2000 and May 2001, respectively. Also, during the quarter first preference indicator for our wines rose from 9.5% in Q4'00 to 18.4% in Q4'01. Additionally, in December, Viña Santa Helena was created as an independent entity from its parent company, Viña San Pedro, enabling the access to new distributors for its wines and therefore, leveraging its distribution network.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the result of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used for the operation.

ROCE on a consolidated level for the twelve-month period ended December 31, 2001, was 9.2%, increasing 1.0 percentage point when compared with year 2000. This increase is mainly explained by the better performance of the wine business and was partially compensated by a deterioration of the performance in Argentina. Return on capital employed for the beer Chile segment was 19.7%, while in the soft drinks business was 11.9%. The wine business had a ROCE of 10.5% and beer in Argentina, given its negative results, obtained a negative return on capital employed.

(five tables to follow)

Note: Some immaterial reallocations have been made in certain 2000 figures in order to be consistent with 2001's accounting criteria.

Exhibit 1: Income Statement (Fourth Quarter 2001)

	Ch$ millions		US$ millions (1)		
	Q4'01	Q4'00	Q4'01	Q4'00	% Change
Net sales	101,194	100,601	154.5	153.6	0.6%
Cost of goods sold	(45,564)	(44,055)	(69.6)	(67.3)	3.4%
% of sales	45.0%	43.8%	45.0%	43.8%	
Gross profit	55,630	56,546	85.0	86.4	-1.6%
% of sales	55.0%	56.2%	55.0%	56.2%	
SG&A	(36,523)	(34,905)	(55.8)	(53.3)	4.6%
% of sales	36.1%	34.7%	36.1%	34.7%	
Operating income	19,107	21,640	29.2	33.0	-11.7%
% of sales	18.9%	21.5%	18.9%	21.5%	
Non-operating result					
Financial income	539	1,177	0.8	1.8	-54.2%
Equity in NI of rel. companies	(671)	(538)	(1.0)	(0.8)	24.6%
Other non-operating income	867	676	1.3	1.0	28.2%
Amortization of goodwill	(508)	(659)	(0.8)	(1.0)	23.0%
Interest expense	(879)	(2,170)	(1.3)	(3.3)	59.5%
Other non-operating expenses	(2,929)	(2,212)	(4.5)	(3.4)	-32.4%
Price level restatement	(3,707)	(81)	(5.7)	(0.1)	4455.6%
Total	(7,288)	(3,807)	(11.1)	(5.8)	91.5%
Income before taxes	11,819	17,834	18.0	27.2	-33.7%
Income taxes	62	(2,204)	0.1	(3.4)	NM
Tax rate	-0.5%	12.4%	-0.5%	12.4%	
Minority interest	(218)	(214)	(0.3)	(0.3)	-2.3%
Amort. of negative goodwill	9	10	0.01	0.01	-7.8%
Net income	11,671	15,426	17.8	23.6	-24.3%
% of sales	11.5%	15.3%	11.5%	15.3%	
Earnings per share	36.64	48.43	0.06	0.07	-24.3%
Earnings per ADR	183.22	242.16	0.28	0.37	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	9,696	9,673	14.8	14.8	0.2%
Amortization	311	217	0.5	0.3	43.1%
EBITDA	29,114	31,530	44.5	48.2	-7.7%
Capital expenditures	7,743	3,957	11.8	6.0	95.7%

(1) Exchange rate: US$ 1.00 = Ch$ 654.79

Exhibit 2: Income Statement (Twelve Months Ended December 31, 2001)

	Ch$ millions		US$ millions (1)		
	31-Dic-01	31-Dic-00	31-Dic-01	31-Dic-00	% Change
Net sales	343,562	327,216	524.7	499.7	5.0%
Cost of goods sold	(168,537)	(157,020)	(257.4)	(239.8)	7.3%
% of sales	49.1%	48.0%	49.1%	48.0%	
Gross profit	175,025	170,196	267.3	259.9	2.8%
% of sales	50.9%	52.0%	50.9%	52.0%	
SG&A	(131,373)	(129,491)	(200.6)	(197.8)	1.5%
% of sales	38.2%	39.6%	38.2%	39.6%	
Operating income	43,652	40,705	66.7	62.2	7.2%
% of sales	12.7%	12.4%	12.7%	12.4%	
Non-operating result					
Financial income	3,428	4,849	5.2	7.4	-29.3%
Equity in NI of rel. companies	682	1,257	1.0	1.9	-45.7%
Other non-operating income	18,853	6,481	28.8	9.9	190.9%
Amortization of goodwill	(2,391)	(2,465)	(3.7)	(3.8)	3.0%
Interest expense	(6,207)	(7,320)	(9.5)	(11.2)	15.2%
Other non-operating expenses	(8,073)	(10,933)	(12.3)	(16.7)	26.2%
Price level restatement	(2,629)	(127)	(4.0)	(0.2)	1977.4%
Total	3,663	(8,257)	5.6	(12.6)	NM
Income before taxes	47,315	32,449	72.3	49.6	45.8%
Income taxes	(7,146)	(5,175)	(10.9)	(7.9)	-38.1%
Tax rate	15.1%	15.9%	15.1%	15.9%	
Minority interest	(1,837)	(783)	(2.8)	(1.2)	-134.6%
Amort. of negative goodwill	45	35	0.1	0.1	30.3%
Net income	38,377	26,525	58.6	40.5	44.7%
% of sales	11.2%	8.1%	11.2%	8.1%	
Earnings per share	120.49	83.28	0.18	0.13	44.7%
Earnings per ADR	602.46	416.40	0.92	0.64	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	39,555	38,139	60.4	58.2	3.7%
Amortization	1,028	812	1.6	1.2	26.6%
EBITDA	84,235	79,657	128.6	121.7	5.7%
Capital expenditures	28,103	45,064	42.9	68.8	-37.6%

(1) Exchange rate: US$ 1.00 = Ch$ 654.79

Compañía Cervecerías Unidas S.A.

Exhibit 3: Segment Information - Fourth Quarter 2001

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	39,941	40,364	12,516	15,354	30,255	31,296	16,835	12,464	163	92
Other products *	527	475	732	345	124	133	100	78	4,995	4,613
Total	40,468	40,839	13,248	15,699	30,380	31,429	16,935	12,542	5,158	4,705
% Change	-0.9%		-15.6%		-3.3%		35.0%		9.6%	
Cost of sales	(15,382)	(15,206)	(6,314)	(6,724)	(15,007)	(15,225)	(10,747)	(8,607)	(3,111)	(2,905)
% of Sales	38.0%	37.2%	47.7%	42.8%	49.4%	48.4%	63.5%	68.6%	60.3%	61.8%
SG&A	(12,586)	(11,998)	(7,842)	(8,213)	(10,920)	(10,995)	(4,818)	(3,348)	(358)	(351)
% of Sales	31.1%	29.4%	59.2%	52.3%	35.9%	35.0%	28.4%	26.7%	6.9%	7.5%
Operating profit	12,501	13,635	-907	762	4,453	5,209	1,371	587	1,689	1,448
% of Sales	30.9%	33.4%	-6.8%	4.9%	14.7%	16.6%	8.1%	4.7%	32.8%	30.8%
Depreciation	3,812	4,069	1,967	2,146	3,058	2,735	531	450	327	272
Amortization	173	78	39	44	38	41	60	54	1	1
EBITDA	16,487	17,782	1,098	2,951	7,550	7,986	1,962	1,090	2,017	1,721

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2001	2000	2001	2000	2001	2000	2001	2000
VOLUMES & PRICING								
					Total**		Total	
Volume (HLs)	1,118,714	1,195,156	474,018	507,804	1,248,943	1,257,835	229,807	160,669
% Change	-6.4%		-6.7%		-0.7%		43.0%	
					Soft Drinks		Domestic	
					938,264	960,184	128,401	84,323
					-2.3%		52.3%	
					Nectars		Export	
					67,824	49,676	101,406	76,346
					36.5%		32.8%	
					Mineral Water***			
					242,854	247,975		
					-2.1%			

* Volumes include exports of 14,045 (11,008 to Chile) and 5,653 (2,020 to Chile) hectoliters in Q4'01 and Q4'00 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 21,994 million and 22,150 million in 2001 & 2000 respectively.

*** Includes 2001volumes: 240,529 hectoliters sold in Chile and 2,325 hectoliters sold in Argentina; and 2000 volumes: 243,017 hectoliters sold in Chile and 4,958 hectoliters sold in Argentina.

	Beer - Chile 2001	Beer - Chile 2000	Beer - Argentina 2001	Beer - Argentina 2000	Soft Drinks & Min Water 2001	Soft Drinks & Min Water 2000	Wine 2001	Wine 2000
					Total		Total	
Price (Ch$ / HL)	35,703	33,773	26,405	30,237	24,225	24,881	71,555	77,181
% Change (real)	5.7%		-12.7%		-2.6%		-7.3%	
					Soft Drinks		Domestic	
					24,251	25,061	42,288	50,096
					-3.2%		-15.6%	
					Nectars		Export	
					34,484	37,426	108,614	107,097
					-7.9%		1.4%	
					Mineral Water			
					23,047	21,731		
					6.1%			

Compañía Cervecerías Unidas S.A.

Exhibit 4: Segment Information - Twelve Months Ended December 31, 2001

OPERATING RESULTS	Beer - Chile 2001	Beer - Chile 2000	Beer - Argentina 2001	Beer - Argentina 2000	Soft Drinks & Min Water 2001	Soft Drinks & Min Water 2000	Wine 2001	Wine 2000	Others 2001	Others 2000
(all figures in Ch$ millions)										
Revenues										
Core products	121,768	121,351	48,763	47,383	100,836	99,974	66,642	53,816	416	260
Other products *	1,846	2,151	2,522	1,410	469	557	300	313	16,277	13,728
Total	123,614	123,502	51,285	48,794	101,305	100,531	66,941	54,130	16,693	13,987
% Change	0.1%		5.1%		0.8%		23.7%		19.3%	
Cost of sales	(52,996)	(50,166)	(26,845)	(23,830)	(51,657)	(50,763)	(42,213)	(37,029)	(11,102)	(8,960)
% of Sales	42.9%	40.6%	52.3%	48.8%	51.0%	50.5%	63.1%	68.4%	66.5%	64.1%
SG&A	(42,229)	(45,407)	(31,247)	(30,578)	(40,706)	(40,500)	(15,313)	(11,730)	(1,878)	(1,276)
% of Sales	34.2%	36.8%	60.9%	62.7%	40.2%	40.3%	22.9%	21.7%	11.3%	9.1%
Operating profit	28,389	27,929	-6,807	-5,614	8,943	9,268	9,415	5,371	3,712	3,751
% of Sales	23.0%	22.6%	-13.3%	-11.5%	8.8%	9.2%	14.1%	9.9%	22.2%	26.8%
Depreciation	15,512	15,889	9,836	8,235	10,969	11,158	1,995	1,764	1,243	1,094
Amortization	469	313	194	174	137	133	225	188	3	3
EBITDA	44,369	44,131	3,223	2,795	20,049	20,559	11,636	7,324	4,958	4,848

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

VOLUMES & PRICING	Beer - Chile 2001	Beer - Chile 2000	Beer - Argentina* 2001	Beer - Argentina* 2000	Soft Drinks & Min Water 2001	Soft Drinks & Min Water 2000	Wine 2001	Wine 2000
					Total**		Total	
Volume (HLs)	3,482,683	3,522,441	1,512,085	1,552,330	4,140,535	4,050,574	836,729	659,014
% Change	-1.1%		-2.6%		2.2%		27.0%	
					Soft Drinks		Domestic	
					3,179,063	3,131,982	428,150	320,978
					1.5%		33.4%	
					Nectars		Export	
					225,221	157,250	408,579	338,036
					43.2%		20.9%	
					Mineral Water ***			
					736,251	761,342		
					-3.3%			

* Volumes include exports of 40,993 (32,153 to Chile) and 8,122 (2,168 to Chile) hectoliters in 2001 and 2000 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 72.915 million and 71.331 million in 2001 & 2000 respectively.

*** Includes 2001 volumes: 723,025 hectoliters sold in Chile and 13,226 hectoliters sold in Argentina; and 2000 volumes: 740,607 hectoliters sold in Chile and 20,735 hectoliters sold in Argentina.

	Beer - Chile 2001	Beer - Chile 2000	Beer - Argentina 2001	Beer - Argentina 2000	Soft Drinks & Min Water 2001	Soft Drinks & Min Water 2000	Wine 2001	Wine 2000
					Total		Total	
Price (Ch$ / HL)	34,960	34,451	33,464	30,445	24,353	24,681	77,772	81,458
% Change (real)	1.5%		9.9%		-1.3%		-4.5%	
					Soft Drinks		Domestic	
					24,370	24,917	47,889	53,961
					-2.2%		-11.3%	
					Nectars		Export	
					34,941	38,404	109,087	107,567
					-9.0%		1.4%	
					Mineral Water			
					22,790	20,774		
					9.7%			

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		
	Dic-31-2001	Dic-31-2000	Dic-31-2001	Dic-31-2000	% Change
ASSETS					
Cash & equivalents	66,099	47,220	100.9	72.1	40.0%
Other current assets	134,933	149,804	206.1	228.8	-9.9%
Total current assets	201,032	197,023	307.0	300.9	2.0%
PP&E, net	342,552	339,722	523.1	518.8	0.8%
Other assets	85,820	106,988	131.1	163.4	-19.8%
TOTAL ASSETS	629,403	643,733	961.2	983.1	-2.2%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	30,144	39,289	46.0	60.0	-23.3%
Other current liabilities	75,312	72,381	115.0	110.5	4.0%
Total current liabilities	105,456	111,670	161.1	170.5	-5.6%
Long-term debt (2)	40,267	54,996	61.5	84.0	-26.8%
Other long-term labilities	32,236	29,249	49.2	44.7	10.2%
Total long-term liabilities	72,503	84,246	110.7	128.7	-13.9%
Minority interest	39,870	33,402	60.9	51.0	19.4%
Stockholders' equity	411,575	414,416	628.6	632.9	-0.7%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	629,403	643,733	961.2	983.1	-2.2%
OTHER FINANCIAL INFORMATION					
Cash & equivalents plus other liquid assets	84,008	72,778	128.3	111.1	15.4%
Total financial debt	70,411	94,285	107.5	144.0	-25.3%
Net debt (3)	(13,597)	21,507	(20.8)	32.8	NM
Liquidity ratio	1.91	1.76			
Debt / Capitalization	0.14	0.17			

(1) Exchange rate: US$ 1.00 = Ch$ 654.79

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents plus other liquid assets

CCU

COMPAÑIA CERVECERIAS UNIDAS S.A.

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Carlos Mendoza
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

COMPAÑÍA CERVECERÍAS UNIDAS S.A. ANNOUNCES THE IMPACT OF ARGENTINE DEVALUATION

(Santiago, Chile, February 1, 2002) – CCU is reporting the accounting effect of the devaluation, that took place in Argentina, upon its consolidated results as of December 31, 2001.

The effect of the devaluation due to our stake in CCU Argentina, considering an exchange rate of 1.7 Argentine pesos for US$1.0, generates an accounting loss of Ch$1,806 million (US$2.8 million) and will be reflected in the income statement as of December 31, 2001.

On the other hand, a negative impact of Ch$639 million (US$1.0 million) is generated due to our investment in Finca La Celia, Viña San Pedro's Argentine subsidiary, which will be charged directly against equity as of December 31, 2001, since it still is in its development stage.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter and the largest Chilean mineral water producer. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

By: /S/ PATRICIO JOTTAR
Patricio Jottar
Chief Executive Officer

Date: February 11, 2002